UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

Pursuant to Regulation A of the Securities Act of 1933

For the semiannual period ended June 30, 2025

C3 Bullion, Inc.

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of organization)	93-1423077 (IRS Employer Identification No.)
875 North Michigan Avenue, Suite 3100 Chicago, Illinois, USA (Address of principal executive offices)	60611 (ZIP Code)

(920) 207-0100

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Table of Contents

ITEM 1. MANAGEMENT’S DISCUSSION AND Page

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS3

ITEM 2: OTHER INFORMATION4

ITEM 3: FINANCIAL INFORMATION5

ITEM 4. EXHIBITS15

SIGNATURE PAGE16

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes thereto of the Company, as well as the financial statements and the notes thereto of the Company included in this Annual Report. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” above.

Overview

The Board of Directors launched Company initial operations in January of 2022 and incorporated in Delaware on May 19, 2023 and commenced global operations shortly thereafter. We are still in the early-growth stage and looking to expand research and development and the growth marketing stages of our business.

The Company is in the development stage and faces all of the risks and uncertainties associated with a new and unproven business. Our future is based on an unproven business plan with no historical facts to support projections and assumptions. The Company is not currently generating revenues and does not expect to generate revenue until it enters into the commercial phases of marketing its products and services contemplated herein. There can be no assurance that the Company will ever achieve revenues or profitability. The Company’s operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a pre-revenue business. Our lack of a significant and relevant operating history makes it difficult to manage operations and predict future operating results.

Revenue Trends

Because C3 characterizes the proceeds of its research and development arrangements as revenue, C3’s revenue can vary significantly based on demand for C3 Shares, the timing of revenue recognition under ASC 730 and whether C3 Shares’ sales are effected through consolidated funds. See the section titled “—Critical Accounting Policies and Estimates— Revenue Recognition” below for details. If we complete this offering of C3 Shares, C3 may recognize revenue in 2024 in connection with such sales under its current accounting policy, or under an appropriate future accounting policy. In addition, the Company may occasionally purchase assets using C3 Shares, valued at a discount to the then current fair value, which will result in a loss (or a lower gain) to the Company.

We generated no revenues during the period ending December 31, 2023, no revenues for the year ended December 31, 2024 and no revenues for the six month period June 30, 2025.

Costs and Expenses Trends

C3’s operating expenses increased for the fiscal year ending December 31, 2024, primarily due to an increase in general and administrative costs associated with the addition of personnel to support C3’s growth and legal, accounting and audit expenses due to costs associated with the Reg A+ offering, and an increase in research and development costs, primarily due to the addition of personnel and contractors to support the development of the Company, in each case since December 31, 2023. Operating expenses have increased from ($515,337) at December 31, 2023 to ($823,427) for the year ended December 31, 2024.

C3’s other expenses have increased from $0 in December 31, 2023 to $1,990 for the year ended December 31, 2024.

Operating Results

We generated no revenues during the period ending December 31, 2023, no revenues for the 12-month period December 31, 2024 and no revenues for the six month period June 30, 2025.

Plan of Operations

We were incorporated in the U.S. on May 19, 2023 and since that date our operations have consisted solely of developing our Company’s business model and expanding the C3 businesses.

We believe that the proceeds from our Regulation A+ Offering will be sufficient to fund our developmental operations for a period of sixty (60) months. We are also raising additional funds in a concurrent private offering of Shares to Latin American accredited investors of up to 1,000,000 Shares in reliance on rule 506(c), 504 of Regulation D, and Regulation S under the Securities Act. The Shares sold in the Reg S Offering have the same rights as those being sold in this Offering. As of the date of this Annual Report, we placed approximately $950,000 of Shares in the Reg S Offering.

Liquidity and Capital Resources

To date, we have generated no revenue from operations in 2023 from operating activities, no revenues for the year ended December 31, 2024 and no revenues for the six month period ended June 30, 2025.

Our future expenditures and capital requirements will depend on numerous factors, including: the success of this Offering, the progress of our research and development efforts and the rate at which we can get the C3 products up and running.

We believe that if we raise the Minimum Amount in this Offering, we will have sufficient capital to finance our operations for expansion globally over the next 24 months, however, if we do not sell the Maximum Amount, or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. Further, we expect that after such 24- month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities.

Sources of Funds

C3 has funded operations entirely through contributions from its Founders, Directors and sales of Common Shares.

C3 will continue to fund its operations and capital funding needs through equity and/or debt financing, as well as through our sales of Shares from our treasury. The sale of additional equity would result in additional dilution to C3’s stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict C3’s operations. The sale of additional C3 Shares may result in dilution of the existing supply of C3 Shares. If C3 is not able to secure adequate additional funding C3 may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. The occurrence of any of these events could affect the value of the C3 Shares, our ability to deliver them, or the timing of their delivery.

To the extent that C3 raises additional capital through collaborations, strategic alliances, or licensing arrangements with third parties, C3 may have to relinquish valuable rights to its proprietary software, future revenue streams, research programs or applications or to grant licenses on terms that may not be favorable to C3. Any of these actions could harm C3’s business, results of operations and future prospects. C3 may never become profitable, or if it does, it may not be able to sustain profitability on a recurring basis. The occurrence of any of these events could affect the value of the C3 Shares, our ability to deliver them, or the timing of their delivery.

Net Cash From Operating Activities

The use of cash in all periods resulted primarily from C3’s net income/loss adjusted for non-cash charges and changes in operating assets and liabilities.

Net cash from operating activities during the period ended December 31, 2023 was ($443,593), ($827,677) for the year ended December 31, 2024, and (283,606) for the six month period ended June 30, 2025.

Net Cash From Investing Activities

Net cash from investing activities for the period ended December 31, 2023 was $0, $0 for the year ended December 31, 2024, and $0 for the six month period ended June 30, 2025.

Net Cash From Financing Activities

Net cash from financing activities during the period ended December 31, 2023 was $725,000, $781,300 for the year ended December 31, 2024 and $8,799 for the six month period ended June 30, 2025.

Material Capital Commitments

We currently have no material commitments for capital expenditures.

Off-Balance Sheet Arrangements

C3 did not have any off-balance sheet arrangements during any of the periods presented.

Internal Control over Financial Reporting

During the periods covered by the financial statements, C3 was an early-stage private company and has relied primarily upon external accounting and financial reporting personnel and other resources with which to address our internal controls and procedures.

Critical Accounting Policies and Estimates

C3’s management’s discussion and analysis of C3’s financial condition and results of operations is based on C3’s financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The preparation of these financial statements requires C3 to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. C3’s estimates are based on its historical experience and on various other factors that C3 believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. C3 believes that the accounting policies discussed below are critical to understanding C3’s historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:

●persuasive evidence of an arrangement exists;

●delivery has occurred, or services have been rendered;

●the fee for the arrangement is fixed or determinable; and

●collectability is reasonably assured.

The Company recognizes license and service revenue pursuant to multiple short-term contracts for specific projects. These contracts include certain fixed and variable pricing components. Fixed price components are subject to certain milestones, as defined in the individual contracts, and revenue is recognized once the specific milestone is attained. Variable price components are recognized in the month the Company provides the defined services. No revenue has been recognized from the date of inception through December 31, 2024, other than $4,574 of Interest Income from cash reserves for the year ended December 31, 2024.

Federal Regulation and Our Business

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect or change on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term “off-balance sheet arrangement” generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the Company is a party, under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Critical Accounting Policies and Estimates Use of Estimates

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management’s estimates and assumptions.

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors to be recognized in the financial statements, based on their fair value. The Company measures share-based compensation to consultants in accordance with ASC 505-50, Equity-Based Payments to Non-Employees, and recognizes the fair value of the award over the period the services are rendered, or goods are provided.

Timing

Proceeds from this Offering, and from a concurrent Regulation S and Regulation D, Rule 506(c) offering that we have conducted, will be used to fund the operations of the C3 platform. There can be no assurances that any of these offerings conducted by the Company will be successful.

We expect that during the 6-month period from January 15, 2025 to July 31, 2025, our efforts will be focused upon raising funds through the Annual Report filed under Regulation A of which this Form 1-A Offering Statement is a part.

Qualified Small Business

The Company expects to be a “qualified small business” as defined in Section 1202(d) of the Internal Revenue Code of 1986, as amended, at and immediately after the issuance of the Shares. The Company has no predecessor and has never at any time held gross assets in excess of $50 million and does not expect to hold gross assets in excess of $50 million immediately after this Offering (including the proceeds of this Offering).

We intend that the Company will operate in the future in the manner required for the Shares offered in this Offering to qualify as “qualified small business stock” as defined in I.R.C. § 1202(c), so that investors in this Offering (other than corporations) that meet the more than 5-year holding period specified in I.R.C. Section 1202(a) may be eligible to exclude from gross income for federal income tax purposes 100% of any gain realized on a future sale or exchange of the Shares (up to the maximums prescribed in I.R.C. Section 1202(b)) and to receive an equivalent preference for federal alternative minimum tax purposes.

The Company has not redeemed any of its issued stock since its formation and has no intention to do so at any time within one year of the date of this Offering. It intends to satisfy the “active business requirement” in I.R.C. § 1202(d) under the aggregation rules in I.R.C. § 1202(d)(e) as a “parent-subsidiary controlled group” by retaining at least 80% of its assets (by value) in the form of stock representing more than 50%, by vote or value, of subsidiary corporations engaged in the active conduct of one or more qualified trades or businesses, as the term “qualified trade or business” is defined in I.R.C. § 1202(e)(3). It will not hold more than 10 percent of the value of its assets (net of liabilities) in the form of stock or securities of corporations that are not subsidiaries, except to the extent such stock or securities are permitted to be held as working capital or temporary investment under I.R.C. § 1202(e)(6). The Company and its subsidiaries will strive to avoid engagement in other activities or businesses or the acquisition or holding of assets or positions that would disqualify the Company from being a qualified small business.

Item 2. Other Information

None.

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS

Financial Statements for the

Period Ended June 30, 2025

Report of Independent Registered Accounting Firm	1
Balance Sheet, December 31, 2024 and December 31, 2023	F–1
Statements of Operations, Year ending December 31, 2024 and inception to December 31, 2023	F–2
Statements of Stockholders’ Equity (Deficit), December 31, 2024 and December 31, 2023	F–3
Statements of Cash Flows, Year ending December 31, 2024 and inception to December 31, 2023	F-4
Notes to the Financial Statements	F–5

C3 BULLION, Inc.

875 N. Michigan Avenue, Suite 3100 Chicago, IL 60611

Email: cwerner@C3Bullion.com Tel: 920-207-0100

C3 BULLION, INC.

Financial Statements

Balance Sheets

June 30, 2025

	Jun-25	2024	2023
ASSETS

Current Assets
Cash and cash equivalents	$ 19,613.7	$ 235,030.0	$ 281,407.0
Other Current Assets
Due from related party C3 Bullion Advisory, LLC	$ 49,231.0	$ 46,500.0	$ 30,000.0
Due from related party C3 Capital LP	$ (21,966.5)	$ -	$ 100,398.0
Prepaid expenses	$ 39,192.4	$ 20,091.0	$ 3,988.0
Total other current assets	$ 86,070.6	$ 301,621.0	$ 415,793.0

Intangible Assets, net	$ 90,000.1	$ 93,333.0	$ -
TOTAL ASSETS	$ 176,070.7	$ 394,954.0	$ 415,793.0

LIABILITIES
Accrued Expenses and Accounts Payable	$ 27,270.3	$ 21,348.0	$ 2,230.0
Note Payable - Related party ESG	$ 195,000.0	$ 195,000.0	$ 195,000.0
TOTAL LIABILITIES	$ 222,270.3	$ 216,348.0	$ 197,230.0

Commitments and contingencies		$ -	$ -

STOCKHOLDER'S EQUITY
Preferred shares, $1.00 par value, no preferred shares issued or outstanding
Common shares, .001 par value, 20,000,000 authorized
10,317,500 interests issued and outstanding	$ 10,317.5	$ 10,278.0	$ 9,880.0
Additional paid in capital	$ 1,583,682.5	$ 1,574,923.0	$ 794,020.0
Subscription receivable		$ (50,000.0)	$ (30,000.0)
Option exercise receivable	$ (20,000.0)	$ (20,000.0)	$ (40,000.0)
Accumulated deficit	$ (1,620,200.0)	$ (1,336,595.0)	$ (515,337.0)
TOTAL STOCKHOLDER'S EQUITY	$ (46,200.0)	$ 178,606.0	$ 218,563.0
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 176,070.4	$ 394,954.0	$ 415,793.0

C3 BULLION, INC.

Financials Statements

STATEMENTS OF OPERATIONS

For the period ended June 30, 2025

For January 1-June 30, 2025 and the years ended December 31, 2024 and date of inception (May 19, 2023) to December 31, 2023

	JAN-JUN 2025	2024	2023

Revenues	$ -	$ -	$ -

Gross income	0	0	0

Operating Expenses
Advertising & promotion expense	$ 1,879.17	29,265	0
Bank charges	$ 2,105.37	5,461	1,330
Consulting fees & SPONSORSHIPS	$ 223,796.38	564,098	243,346
Insurance	$ -	0	431
Legal & professional fees	$ 25,415.85	87,446	21,090
Office supplies and expenses	$ 2,167.29	1,673	1,401
Rent & TELEPHONE	$ 1,433.62	5,851	431
Software & Technology Expense	$ 4,896.36	74,393	8,461
Startup Costs	$ -	0	239,047
Taxes & Licenses	$ -	500	0
Travel, meals, and entertainment	$ 21,130.38	47,063	0
Utilities	$ -	830	0
Amortization	$ 3,333.30	6,667	0
Total Operating Expenses	286,158	823,247	515,537

Income from operations	-286,158	-823,247	-515,537

Other (Income) Expense - interest income	2552	1,990	0

Net Loss before provision (benefit) for income taxes	-283,606	-821,257	-515,537

Provision (benefit) for income taxes	0	0	0

Net Loss	$ (283,606)	$ (821,257)	$ (515,537)

Net Proft (Loss) per share Attributable to Common Stockholders	$ (0.03)	$ (0.08)	$ (0.05)

Weighted Average Shares Outstanding Attributable to
Common Stockholders	10,132,020	10,132,020	9,674,031

C3 BULLION, INC.

Statement of Stockholders equity (deficit)

Period Ended June 30, 2025

	Common Shares		Preferred shares		Additional Paid in Capital		Shareholder Receivable
	Shares	$	Shares	$	Paid in capital in excess of par	Deficit	Subscriptions & option exercise receivable	Shareholder equity (deficit)
Balance at 12/31/2023	9,880,000	$ 9,880.00	0	$ -	$ 794,020.00	$ (515,337.00)	$ (70,000.00)	$ 218,563.00
Cash receipt of Subscriptions and options receivable	0	$ -	0	$ -	$ -	$ -	$ 20,000.00	$ 301,407.00
Issuance of additional shares for cash	437,500	$ 398.00	0	$ -	$ 864,603.00	$ -	$ (20,000.00)	$ 845,001.00
Offering costs paid, reducing APIC	0	$ -	0	$ -	$ (83,701.00)	$ -	$ -	$ (83,701.00)
Net Loss	0	$ -	0	$ -	$ -	$ (821,257.00)	$ -	$ (821,257.00)
Balance 12/31/2024	10,317,500	$ 10,278.00	0	$ -	$ 1,574,922.00	$ (1,336,594.00)	$ (70,000.00)	$ 460,013.00
Cash receipt of Subscriptions and options receivable	0	$ 39.50	0	$ -	$ -	$ -		$ 235,069.50
Issuance of additional shares for cash	0	$ -	0	$ -	$ -	$ -	$ 50,000.00	$ 50,000.00
Offering costs paid, reducing APIC	0	$ -	0	$ -	$ 8,759.50	$ -		$ 8,759.50
Net Loss	0	$ -	0	$ -	$ -	$ (283,605.97)	$ -	$ (283,605.97)
Balance 06/30/2025	10,317,500	$ 10,317.50			$ 1,583,681.50	$ (1,620,199.97)	$ (20,000.00)	$ 470,236.03

C3 BULLION, INC.

Financial Statements

STATEMENT OF CASH FLOWS

For the year ended December 31, 2024 and date of inception (May 19, 2023) to December 31, 2023

For January 1-June 30, 2025 and the years ended December 31, 2024 and date of inception (May 19, 2023) to December 31, 2023

	JAN-JUN 2025	2024	2023

Cash Flows from Operating Activities

Gross Income	$ (283,606)	$ (821,257)	$ (515,337)
Depreciation & Amortization	3,333	6,667	8,900
Changes in operating Assets and Liabilities:
Assets:			-134,386
Decrease (Increase) in related party receivable	2,731	-16,102
Decrease (Increase) in prepaid expenses	19,101	-16,103
Liabilities:
Increase (decrease) in related party payable			195,000
Increase (decrease) in accounts payable	5,922	19,118	2,230
Increase (decrease) in accrued interest
Net cash used in operating activities	-252,518	-827,677	-443,593

Cash Flows from Investing Activities

Decrease (Increase) in other intangible assets			0
Net cash used in investing activities	0	0	0

Cash Flows from Financing Activities

Issuance of shares for cash contributions	$ 8,799.0	781,300	725,000
Net cash provided by financing activities	8,799	781,300	725,000

Net increase (decrease) in cash	$ (243,719)	$ (46,377)	$ 281,407

Cash beginning of period	$ 235,030	$ 281,407	$ -
Cash end of period	$ (8,689)	$ 235,030	$ 281,407

	$ 28,303
Taxes		$ -	$ -
Interest paid		$ -	$ -

See accompanying notes and independent accountants’ review report.

C3 BULLION, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD JANUARY 1, 2024 TO DECEMBER 31, 2024

Note 1 – Nature of Business and Summary of Significant Accounting Policies

C3 Bullion, Inc. doing business as C3 Bullion (“C3”), was incorporated in May of 2023. C3 is an alternative mine service provider with a focus on providing services and management consulting to producing gold mining companies.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2024, the Company had no items, other than bank deposits, that would be considered cash equivalents. At times, the Company may have cash balances in excess of federal insured limits. No losses have been recognized as a result of these excess amounts.

Advertising costs

The Company's advertising costs are expensed as incurred. During the year ended December 31, 2024, the Company recognized $29,265 in advertising costs.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:

●persuasive evidence of an arrangement exists;

●delivery has occurred, or services have been rendered;

●the fee for the arrangement is fixed or determinable; and

●collectability is reasonably assured.

The Company recognizes license and service revenue pursuant to multiple short-term contracts for specific projects as well as transaction fee revenue earned in the issuance of certain securities. These contracts include certain fixed and variable pricing components. Fixed price components are subject to certain milestones, as defined in the individual contracts, and revenue is recognized once the specific milestone is attained. Variable price components are recognized in the month the Company provides the defined services. During the period January 1, 2024 to December 31, 2024 $2,600 of transaction fee revenue has been recognized.

Note 1 – Nature of Business and Summary of Significant Accounting Policies, continued

Allowance for Credit Losses

The Company recognizes an allowance on notes receivable deemed to be uncollectible. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable operator accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its operators and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.

The Company has determined that an allowance against notes receivable balances was not necessary at December 31, 2024 and December 31, 2024.

Fair Value of Financial Instruments

Financial Accounting Standards Board of Directors ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange traded instruments and listed equities.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development were $0 for the year ended December 31, 2024 and December 31, 2023.

Intangible Assets

Intangible assets are amortized over the estimated economic useful life of 15 years. The Company’s management regularly reviews the carrying value of these assets for impairment and decline in value. Management believes that no impairment exists with respect to these assets as of December 31, 2024 and 2023. During the year ending December 31, 2024, the company acquired Intangible assets valued at $100,000. As of December, 2024 the company had intangible assets with a carrying of value of $93,333

Segment and Geographic Information

C3 Bullion, Inc. (“C3B”) has one reportable segment: mining management consulting. This segment provides management consulting services to mining projects under a business development and services arrangement. C3B derives revenue primarily in North America and manages the business activities on a consolidated basis. The services and technology used in the customer project arrangements is based on a single platform that is deployed to and implemented by project candidates in a similar manner. The mining management consulting segment derives revenues from mining projects by providing services under MSA arrangements. The application is a well-defined management consulting resource planning application used primarily by client projects to manage functions such as operations, capital formation, accounting, financial management, project management, and procurement. The service term for the MSA arrangements is variable, with the median term being approximately five years.

Note 1 – Nature of Business and Summary of Significant Accounting Policies, continued

C3B’s Company’s chief operating decision maker is the senior executive committee that includes the chief operating officer, chief financial officer, and the chief executive officer. The accounting policies of the management consulting segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the mining finance segment and decides how to allocate resources based on net income that also is reported on the income statement as consolidated net income. The measure of segment assets is reported on the balance sheet as total consolidated assets. The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the project or into other projects of C3B, such as for acquisitions or to pay dividends. Net income is used to monitor budget versus actual results. The chief operating decision maker also uses net income in competitive analysis by benchmarking to C3B’s competitors. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management’s compensation.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax basis of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740 10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company accounts for federal income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years. It also accounts for state income taxes based on the provisions promulgated by the state of Delaware.

The Company has a net operating loss (NOL) for which it may receive future tax benefits. No such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Note 2 – Related Party Transactions

During the year ended December 31, 2023, the company issued a promissory note in the amount of $221,233 to related party ESG Corporation, which is controlled by officer and shareholder Christopher Werner. The note was issued in order to reimburse ESG Corporation for certain pre-opening expenses relating to the formation of the business including professional fees, banking charges, and miscellaneous costs incurred in the year preceding the formation of C3 Bullion Inc. On September 15, 2023, a payment in the amount of $26,233 was issued to ESG reducing the balance of the related party note payable to$195,000. On September 30, 2024, the promissory note was renewed with a revised maturity date of September 30, 2027. As of December 34, 2024 the balance of the related party note was $195,000 and the interest rate is 0%.

During the year ended December 31, 2024 the company paid a professional services fee on behalf of a related party, C3 Bullion Advisory, LLC which is controlled by officer and shareholder Christopher Warner and shareholder Solomon Capital Management, an entity controlled by officer Luciano Duque. As of December 31, 2024 the company had a balance receivable from C3 Bullion Advisory, LLC of $46,500.

During the year ended December 31, 2024 the company exchanged a $100,398 related party receivable from a predecessor Colorado Corporation, C3 Bullion, Inc. for various intangible assets with a book value of $100,000. In the transaction, the book value of the intangible assets was transferred to offset the books value of the related party receivable and no gain, loss, or fair market value adjustment was recognized. The intangible assets include the domain, website, marketing material, and research. The related party is controlled by officer and shareholder Christopher Warner and shareholder Solomon Capital Management, an entity controlled by officer Luciano Duque. The During the year ended December 31, 2024, the Company engaged the company officers Christopher Werner, Luciano Duque and Martin Gallon as consultants. Werner, Duque, and Gallon were paid fees during the year of $132,500 $132,500 and $28,883 respectively for services rendered plus reimbursement of expenses. Such fees were paid either to Werner, Duque, and Gallon directly or to entities they control. The three officers are expected to be engaged by the company for the foreseeable future and their fees may be adjusted from time to time.

Note 3 - Stockholders' Equity

Common Shares

The Company has 20,000,000, $0.001 par value common shares authorized and 10,257,500 Company issued common shares outstanding as of December 31, 2024. The Company had 20,000,000, $0.001 par value common shares authorized and 9,880,000 Company issued common shares outstanding as of December 31, 2023.

During the year ended December 31, 2024 the company issued 377,500 in exchange for $731,300 of proceeds net of offering costs of $83,701. During the period of inception to December 31, 2023 The company issued 7,200,000 Shares to its Board of Directors at the inception of the Company and the company also issued 980,000 shares in exchange for net proceeds of $725,000

As of December 31, 2024 There was a subscription and an option exercise receivable outstanding in the amount of $50,000 and

$20,000 respectively and representing an additional 40,000 and 20,000 shares respectively not included in the above totals. The totals represent subscription and options agreements that were executed as of December 31, 2024 but where subscriber funds had not yet been received by the Company. On February 11, 2025, the $50,000 subscription receivable was paid in full and the 40,000 shares were issued.

As of December 31, 2023 There was a subscription and an option exercise receivable outstanding in the amount of $30,000 and

$40,000 respectively and representing 15,000 and 40,000 shares, respectively. The totals represent subscription and options agreements that were executed as of December 31, 2023 but where subscriber funds had not yet been received by the Company. During the year ended December 31, 2024, the entire $30,000 subscription receivable paid and $20,000 of the $40,000 options exercise was paid resulting in an outstanding options exercise receivable of $20,000 at December 31, 2024.

The Company has 20,000,000, $0.001 par value, Shares authorized, and 9,880,000 Company issued and outstanding at December 31, 2023. The Company issued 7,200,000 Shares to its Board of Directors at the inception of the Company.

The company issued to founders for services and recognized $8900 in stock compensation record as consulting fees on the income statement

Note 4 – Stock Based Compensation

During the year ended December 31, 2023, the Board of Directors approved the 2023 Equity Incentive Plan (the 2023 Plan). Under the Plan, 1,000,000 shares of Common Stock were reserved for issuance to key employees. No stock option grants were awarded during the year ending December 31, 2024. None of the 30,000 options outstanding as of December 31, 2023 were exercised during the year ending December 31, 2024 and all of the outstanding shares as of December 31, 2024 expire on September 15, 2025. During the year ending December 31, 2024 $20,000 of a total of $40,000 of exercised proceeds receivable was received. As of December 31, 2024, $20,000 of exercise proceeds remain receivable. All options vest immediately.

A summary of stock option activity is as follows:
	2023 Plan	Weighted
		Average
		Exercise Price
Outstanding at inception	0	$0.00
Awarded (inception to December 31, 2023)	70,000	$1.00
Exercised (inception to December 31, 2023)	40,000	$1.00
Forfeited (inception to December 31, 2023)	0	$1.00
Outstanding at December 31, 2023	30,000	$1.00
Awarded (January 1 to December 31, 2024)	0	$1.00
Exercised (January 1 to December 31, 2024)	0	$1.00
Forfeited (January 1 to December 31, 2024)	0	$1.00
Outstanding at December 31, 2024	30,000	$1.00

The intrinsic value of the options is $1.50 per share which is based on the fair market value of the shares of

$2.50 per an share and the exercise price of $1.00 per share.

The estimated value of the shares is based on the latest actual price paid for shares during the period.

Estimated fair value of shares: $2.50

Note 5 - Subsequent Events

The Company has evaluated subsequent events through September 30, 2025, the date these financial statements were available to be issued. On February 11, 2025, a payment in the amount of $50,000 representing the entire balance of the Subscription receivable account was received. Upon receipt of these funds, 40,000 shares were issued to the subscriber. The total amount of shares issued and outstanding as of September 30, 2025 is 10,297,500.

*****

The Date of this Annual Report is September 30, 2025

Item 4. INDEX TO EXHIBITS - INFORMATION NOT REQUIRED IN THE ANNUAL REPORT

Number  Description of Exhibit

2.1Certificate/Articles of Incorporation***

2.2Bylaws***

3.1 Form of BOD Nomination Agreement***

3.2 Form of BOD Indemnification Agreement***

4.1 Form of Subscription Agreement***

6.1 Board of Directors Services Agreement with Solutionsloft, LLC***

6.2 Board of Directors Service Agreement with Mine +***

6.3 Stock Incentive Plan***

6.4 Stock Option Plan***

6.5 Investor Relations Agreement with tZero***

6.6 Employment Agreement, Gallon***

6.7 Employment Agreement, Werner***

6.8 Employment Agreement, Duque ***

6.9 Broker Dealer Reg A+ Agreement—tZero***

6.10 Marketing Service Agreement with Valynt Digital***

6.11 Public Relations Agreement with Sam Amsterdam***

10.1 Convertible Promissory Note***

11.1 Consent of Simmons Associates, Ltd.***

11.2 Consent of Fruci & Associates II, PLLC*

12.1 Form of Opinion Simmons Associates, Ltd.***

*Filed herewith.

** To be filed by amendment.

***Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form 1-SA and has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized in Chicago, Illinois, on the 30th day of September, 2025.

C3 BULLION, INC.

By:/s/ Christopher Werner

Christopher Werner

Chief Executive Officer, Interim CFO and Director

This Semi-Annual Report has been signed by the following person in the capacities indicated on September 30, 2025.

C3 BULLION, INC.

Disclaimer

Any information in this Annual Report or any other communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification for sale as provided in Regulation A+ in any such state or jurisdiction.

You may obtain a copy of the Annual Report and the Offering Circular in which such Annual Report was filed with the SEC by visiting:

https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001742808&owner=exclude&count=40.

All information contained in this Annual Report is subject to change.

 Safe Harbor Statement

This Semiannual Report on Form 1-SA contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated March 11, 2024 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 12, 2024, as amended (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.